SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         DELAWARE OTSEGO CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 246244 10 7
                                (CUSIP Number)

                            Ronald B. Risdon, Esq.
                           Kelley Drye & Warren LLP
                               101 Park Avenue
                           New York, New York 10178
                                (212) 808-7691
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 28, 1997
           (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [X].



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CUSIP No. 246244 10 7                 13D              Page 1 of 4 Pages

=============================================================================
1         Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Walter G. Rich  ###-##-####
-----------------------------------------------------------------------------
2         Check the appropriate box if a member of a group          (a) []
                                                                    (b) []
-----------------------------------------------------------------------------
3         SEC USE ONLY
-----------------------------------------------------------------------------
4         Source of Funds

          PF, SC
-----------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to Item 2(d) or 2(e)                                 []
-----------------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States of America
-----------------------------------------------------------------------------
7         Number of shares beneficially owned by each reporting person with sole voting power:  273,931.6
-----------------------------------------------------------------------------
8         Number of shares beneficially owned by each reporting person with shared voting power:  None
-----------------------------------------------------------------------------
9         Number of shares beneficially owned by each reporting person with sole dispositive power:  273,931.6
-----------------------------------------------------------------------------
10        Number of shares beneficially owned by each reporting person with shared dispositive power:  None
-----------------------------------------------------------------------------
11        Aggregate amount beneficially owned by each reporting person

          273,931.6
-----------------------------------------------------------------------------
12        Check box if the aggregate amount in Row (11) excludes
          certain shares                                                []
-----------------------------------------------------------------------------
13        Percent of class represented by amount in Row (11)

          14.9%
-----------------------------------------------------------------------------
14        Type of Reporting Person

          IN
=============================================================================

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ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Common Stock ("Common Stock") of Delaware Otsego Corporation, a New York corporation (the "Company"). The address of the principal executive office of the Company is 1 Railroad Avenue, Cooperstown, New York 13326.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)   This statement is filed by Walter G. Rich ("Rich").

      (b) The business address of Rich is 1 Railroad Avenue, Cooperstown, New York 13326.

      (c) The present principal occupation of Rich is President and Chief Executive Officer of Delaware Otsego Corporation, 1 Railroad Avenue, Cooperstown, New York 13326.

      (d) During the last five years, Rich has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

      (e) During the last five years, Rich has neither been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Rich is a citizen of the United States of America.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This statement relates to shares acquired from time to time with personal funds and subsequently received from the Company through stock dividends, stock options and convertible debentures, in satisfaction of sums owed by the Company and in exchange for services.

ITEM 4.  PURPOSE OF TRANSACTION.

      This statement relates to shares originally acquired in connection with the initial organization of the Company, prior to the Company becoming subject to the Securities Exchange Act of 1934, and to shares subsequently received from the Company through stock dividends, stock options and convertible debentures, in satisfaction of sums owed by the Company and in exchange for services.

      In connection with the acquisition of Conrail Inc. by CSX Corporation ("CSX") and Norfolk Southern Corporation ("NS"), CSX and NS have held discussions, and are expected to continue to hold discussions, with Rich about the possibility of participating in a transaction involving the acquisition of the Company or certain of its assets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) At the close of business on May 31, 1997, Rich may be deemed to own beneficially in the aggregate 273,931.6 shares of Common Stock, which constitutes 14.9% of the outstanding shares of Common Stock based upon the total number of such shares outstanding according to the Company's most recent proxy statement.

      (b) Rich has the sole power to vote all of the shares of Common Stock beneficially owned by him.

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      (c)   Rich disposed of 500 shares of Common Stock  in the open  market  on
May 16, 1997 at a price per share of $16.00.

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      N/A

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      N/A

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated:  July 30, 1997

                                                /S/  WALTER G. RICH
                                                Name:   Walter G. Rich

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